May 1, 2019

Guang Yang
Chief Executive Officer
BrightSphere Investment Group Inc.
200 Clarendon Street, 53rd Floor
Boston, MA 02116

       Re: BrightSphere Investment Group Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed April 24, 2019
           File No. 333-230202

Dear Mr. Yang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2019 letter.

Amendment No. 1 to Form S-4 filed April 24, 2019

Material U.S. Federal Income Tax Considerations of The Redomestication, page 35

1. We note your response and revisions in response to comment 2. If counsel continues to provide a "should" opinion rather than a "will" opinion, revise the disclosure on page 37 describing the U.S. federal income tax consequences of the exchange to clarify the degree of uncertainty regarding this conclusion. For example, indicate whether an IRS challenge to the tax treatment is possible but highly unlikely, or more likely than not. For more guidance see Section III.C.4 and FN44-45 thereof of Staff Legal Bulletin No. 19 (October
       14, 2011). Please also provide a risk factor that sets forth the risks of uncertain tax treatment to investors and states that the reorganization may not qualify under 368(a).
 Guang Yang
BrightSphere Investment Group Inc.
May 1, 2019
Page 2
Exhibits

2. We note that Morgan Lewis's opinion states that the federal income tax consequences of the exchange to holders of BrightSphere-United Kingdom ordinary shares should be as described in the registration statement. Please revise to state that the description of tax consequences in the registration statement constitutes counsel's opinion.
        You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameGuang Yang                                   Sincerely,
Comapany NameBrightSphere Investment Group Inc.
                                                               Division of
Corporation Finance
May 1, 2019 Page 2                                             Office of
Financial Services
FirstName LastName